DRYSHIPS INC. ANNOUNCES REVERSE STOCK SPLIT

ATHENS, GREECE – July 18, 2017 - DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a diversified owner of ocean going cargo vessels, announced today that its Board of Directors (the "Board")  has determined to effect a 1-for-7 reverse stock split of the Company's issued common shares. At the Company's annual general meeting of shareholders on May 2, 2017, the Company's shareholders approved the reverse stock split and granted the Board, or a duly constituted committee thereof, the authority to determine the exact split ratio and proceed with the reverse stock split.

The reverse stock split will take effect, and the Company's common shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market as of the opening of trading on July 21, 2017 under the existing trading symbol "DRYS".  The new CUSIP number for the common shares following the reverse stock split is Y2109Q705.

When the reverse stock split becomes effective, every seven shares of the Company's issued common stock will be automatically combined into one share of common stock.  As of the date of this press release, the Company had 36,296,095 common shares issued and outstanding. Effecting the reverse stock split will reduce the number of issued and outstanding common shares to approximately 5.2 million shares.

No fractional shares will be issued in connection with the reverse split of the issued common shares. Shareholders who would otherwise hold a fractional share of the Company's common shares will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company's common shares on the Nasdaq Capital Market on July 20, 2017.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after July 21, 2017. Such beneficial holders may contact their bank, broker, or nominee for more information.

Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, American Stock Transfer & Trust Company, LLC, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse split.

Additional information about the reverse stock split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on April 3, 2017, a copy of which is available on the Commission's website at www.sec.gov.

About DryShips

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers, 3 of which are expected to be delivered in September, October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.  The information contained on the Company's website does not constitute a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities and oil, liquefied petroleum gas or petroleum products, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

 Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com